Kathleen H Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com
July 3, 2018

Ms. Deborah O’Neal
Senior Counsel
Division of Investment Management
Office of Disclosure Review and Accounting
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
Procure ETF Trust II (the “Trust”) Amendment No. 1 to Registration

Statement on Form N-1A

Registration Numbers 333-222463; 811-23323
Filed: May 4, 2018

Dear Ms. O’Neal:

On behalf of the Procure ETF Trust II (“Trust”) sponsored by our client, ProcureAM, LLC (“Advisor”), we are submitting this correspondence in response to your comments to Amendment No. 1 to the Trust’s registration statement on Form N-1A (“Registration Statement”).

On behalf of the Trust and the Advisor, set forth below are the Registrant’s responses (“Responses”) to the oral comments received from you on behalf of the staff (“Staff”) in our telephone conference on June 11, 2018 (“Comments”) concerning the Registration Statement. For your convenience, the headings and comments in bold text below repeat the captions and comments in the Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. Please note that only the substantive comments and changes are set forth in this letter. Typographical errors have been corrected but are not mentioned.

Please note that the text of the SAI has not been modified to reflect the changes shown in the prospectus. They will be added in the next amendment to the Registration Statement.

Principal Investment Strategy:

1.
If the Fund invests 80% in the telecommunications, television and radio broadcasting industries, what about the Fund’s name? Please explain why the use of the name Space is appropriate.

Response: Please see revised language on page 7 of the amended prospectus which explains what are considered to be space-related industries. Each of the industries mentioned above and in the revised prospectus are considered to be space-related. The Fund’s use of the word “Space” is warranted given that at least 80% of the stocks to be held by the Fund will be those that derive a majority of their revenues from those industries categorized as space-related.

2.  In connection with the disclosure regarding the Space Index and stocks that are materially involved in the Space industry. Please explain how the disclosure is consistent with the 80% Rule.

Response: At least 80% of the Underlying Index is comprised of non-diversified companies, each of which derives a majority of its revenues from the industries categorized as space-related. These include companies in telecommunications, television and radio broadcasting, rocket and satellite manufacturing and operation, ground equipment manufacturing, and space-based imagery and intelligence services. Non-diversified companies are those that derive all of their revenues from such industries. The Underlying Index is comprised of a minimum of 80% of such non-diversified companies and is therefore consistent with the 80% Rule. Diversified companies are not included in the calculation for purposes of the 80% Rule.

3.
With regard to original comment number 26, we have three additional comments:

(A) Please explain how diversification is measured for portfolio companies or the criteria for determining if second tranche companies play a significant role in the development of space technology components.

Response: Diversification is measured in terms of space revenue percentage, which is the percentage of a company’s total revenues that are derived from space-related products. Non-diversified companies that exclusively sell space-related products will have space revenue of 100%. Diversified companies’ space revenue percentages are determined through detailed research on space-related inflows and total published revenues. Space-related revenues may be already itemized in a company’s annual reports if they come from a distinct segment of the business. Other companies require more substantial research that may include data published by the companies themselves, industry trade publications, and government sources. For example, because some companies primarily depend on government space contracts, payments by NASA or the Department of Defense space programs can be compared with a company’s total revenue for the same time period to calculate the space revenue percentage. The index methodology considers whether production of space technology components plays a significant role in generating the revenues of a given company, rather than the more subjective question of whether that company plays a significant role in the space industry.

(B) Please clarify the discussion of the within tranche weights. The current language is confusing and is not in plain English.

Response: Please see the disclosure on pages 8 and 9 of the amended prospectus which has been revised to explain that a tranche is a portion of the Underlying Index and also has been revised to conform to the Plain English Rule.

(C) The Advisor seeks a correlation over time of .95 or better between the portfolio and the Underlying Index. Please explain.

Response: As discussed in the revised prospectus, the Underlying Index will be comprised of (1) non-diversified companies with a total minimum weighting of at least 80% and (2) diversified companies with a total maximum weighting of 20%. The Fund's portfolio manager will seek to use either (1) a replication strategy by including each of the portfolio stocks comprising the Underlying Index stocks in the Fund’s portfolio or (2) a representative sampling methodology to select a portion of the index stocks that will provide aggregate investment characteristics similar to the Underlying Index taken as a whole. If the representative sampling technique is used by the Fund, such Fund will not be expected to track the price and yield performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of such Underlying Index with the same weighting as such Underlying Index. However, no matter whether the Fund's portfolio manager uses a replication strategy or a representative sampling methodology to select the Fund’s portfolio stocks, the Fund's performance will never have a 100% correlation with that of the Underlying Index, because the Fund's portfolio is subject to expenses, whereas the Underlying Index has no expenses. This is the case for all index ETFs.

4.
With regard to original comment number 28, the language regarding capitalization and free-float is confusing. Please revise and provide additional detail on capitalization, float factor, space revenue and modified market capitalization.

Response: The disclosures on page 9 of the amended prospectus have been modified to explain these terms.

Principal Risks:

5.  With regard to original comment number 32, we do not see where the requested disclosure was added to the registration statement. Please explain or further revise.

Response: The disclosure in the original comment 32 has been added to the principal risks on page 10-11 of the amended prospectus.

Performance Information:

6.
The Fund’s registration statement or website includes a cross reference to a website (even unaffiliated) that includes back testing, please remove the cross reference.

Response: The cross-reference has been deleted from the amended prospectus.

7.
With regard to original comment number 35, we did not see where the disclosure has been added.

Response: S-Network Global Indexes, Inc. is identified as the Index Provider on both pages 5 and 7 of the amended prospectus.

Management-Investment Advisor:

8.
Please provide an update on the status of the Advisor Registration.

Response: The Advisor has submitted a complete registration packet and is waiting for the staff to finalize its processing.

Expense Limitation Agreement:

9.
Please modify the ELA Language so that it tracks 3 years from the date of the waiver, and only to the extent it doesn’t cause fund expenses to exceed waiver level then in place or any forward waiver.

Response: The disclosure language on page 5 of the amended prospectus has been revised to track 3 years from the date of the waiver, and only to the extent it doesn’t cause fund expenses to exceed such waiver level then in place or any forward waiver.

Fund Website and Disclosure of Portfolio Holdings:

10.
If the Fund discloses that it will include portfolio securities on its website, it must disclose the website address.

Response: The website address will be included in the next amendment to the Registration Statement.

Expense Table:

11.
Please conform the expense table to Item 3 of Form N-1A. There should be a separate line item for custody fees and S-Network Index license fee.

 Response: The Advisor has determined to implement a unitary fee, and so several line items have been deleted from the table on page 5 of the amended prospectus.

12.
Please remove the line item on Distribution Fees and/or Service Fees as the item is zero.

Response: The line item with respect to Distribution Fees and/or Service Fees continues to be present in the Expense Table on page 5 of the amended prospectus because the Advisor may choose to implement a 12b-1 fee in the future.

13.
Please remove the waiver line item, since this amount is zero.

Response: The line item with respect to the fee waiver has not been removed from the Expense Table on page 5 of the amended prospectus because the Advisor may choose to implement the fee waiver in the future; however, the requested recoupment language has been added.

14.
The presentation of the fee waiver should not be in effect.

Response: Please see response to #13 above.

15.
Please include recapture language, if permitted.

Response: Please see response to #13 above.

16.
The hypothetical example of expenses states $77 and $236, but should it be $77 and $240?

Response: The table has been updated to reflect $77 and $240.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-655-2548 or Gregory Xethalis at 212-655-2521. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen Moriarty